                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For August 12, 2005

                        International Uranium Corporation
                 (Translation of registrant's name into English)

    Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F [X]                     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes [ ]                           No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________.

                                          Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          International Uranium Corporation
                                          ---------------------------------
                                                  (Registrant)

Date: August 12, 2005                     By: /s/ Ron F. Hochstein
                                              ---------------------
                                              Ron F. Hochstein, President & CEO

                                  EXHIBIT INDEX

Exhibit Number                        Description
--------------                        -----------
     1                 Third Quarter Report for period ending June 30, 2005

                                                                       EXHIBIT 1

REPORT TO SHAREHOLDERS
3RD QUARTER 2005
(U.S. DOLLARS)

During the third quarter of fiscal 2005, uranium prices continued to rise and market activity was at record levels. As of June 30, 2005 the uranium spot price was $29.00 per pound, an increase of $6.50 since last quarter, while the long term price was up $2.75 to $30.00 per pound. However, over the past five weeks, the uranium market has entered the typical summer doldrums, with little to no activity. As of August 8, 2005, the spot market price was quoted at $29.50 per pound, up only $0.50 from quarter end, and the long-term price was $31.00 per pound. This period is typically very slow in the uranium market. Buyers appear hesitant to commit to purchases at these higher prices, while sellers show little enthusiasm for dropping prices. This is evident in both the spot and long-term markets.

During the third quarter, International Uranium Corporation ("IUC" or the "Company") continued to advance its initiatives in the Athabasca Basin region of northern Saskatchewan, Canada, in Mongolia and in the United States at the Company's White Mesa Mill. For the first nine months of fiscal 2005, the Company recorded a net income of $111,585 ($0.00 per share) as compared to a net loss of $2,818,921 ($0.04 per share) for the first nine months of fiscal 2004. The income generated during the first nine months of fiscal 2005 was primarily due to a gain of $2,923,219 from the sale of short term investments, and a dilution gain of $1,932,252 from the issuance of common shares by Fortress Minerals Corp., a company in which IUC holds a 45% equity interest. The Company continues to have a strong cash position of $11,439,503.

In the Athabasca Basin, the Company completed its winter drilling program and in June began its summer drilling program at its Moore Lake uranium exploration project. During the winter program, the Company and its joint venture partner, JNR Resources Inc., completed 31 diamond drill holes comprising 10,533 metres, established 247 kilometres of grid, completed 303 kilometres of ground electromagnetic (TDEM) and 67 kilometres of gravity surveys, and carried out a
23.3 kilometre seismic survey over the Maverick mineralized zone.

The winter geophysical program in the Maverick area identified a number of new priority targets, particularly west and southwest of the main mineralized lens. Gravity and EM surveys extended the Maverick structure(s) some three kilometers beyond any previous drilling, and the preliminary results from the seismic survey have not only provided a better understanding of the Maverick structural corridor, but also indicate the presence of a number of deep-seated and prospective structures that require detailed evaluation. Twelve drill holes were completed in the main Maverick Zone during this program. Although no high grade mineralization was intersected, the results were very encouraging in that broad zones of low-grade uranium mineralization accompanied by key `pathfinder' elements commonly associated with uranium deposits in the Athabasca Basin were consistently intersected. The best results obtained on the Maverick Northeast grid during the winter program were from ML-72, which extended the main mineralized lens a further 50 metres to the northeast. This hole intersected a 30-metre wide interval of low-grade mineralization, within which an 11.3-metre intercept assayed 0.241% U3O8 and included a higher-grade intercept that assayed 0.462% U3O8 over 5.0 metres.

The summer program began in June with a major focus on extending the main mineralized lens in the Maverick Zone, along with testing a multitude of targets in the Maverick Northeast and the Maverick West areas. Two drills are now drilling both infill and systematic stepout targets along the Maverick structural corridor, which has now been interpreted to extend over a minimum strike length of 6.5 kilometres. A third drill is testing ground EM targets within the southern half of a newly identified 10-kilometre long, 500-metre wide conductive corridor, which covers the interpreted western and northern contacts between the Maverick granite and the Lower Wollaston sediments.

In addition to the Moore Lake project, IUC and JNR Resources Inc. have also established summer/fall exploration programs on a number of other Joint Venture projects including Lazy Edward Bay, Dufferin South, Kelic Lake, North Wedge and Pendleton Lake. In addition to the JNR joint venture projects, the Company has also laid out exploration programs on its Phelps Dodge joint venture properties, its Hatchet Lake joint venture with Santoy Resources Ltd., and its 100% owned properties. As of July 31, 2005 the Company owns, has under option or is joint-ventured with other parties on a total of approximately 540,000 hectares in the Athabasca Basin, primarily located along the eastern edge of the Basin. Early in August, the Company opened an exploration office in Saskatoon, Saskatchewan. This office is directed by Paul Ogryzlo, the Company's Director of Exploration.

In Mongolia the Company initiated a uranium exploration program on properties 100% owned by the Company and on properties held by the Gurvan-Saihan joint venture. The program includes autogamma surveys, geological field programs and over 30,000 meters of drilling. To date over 10,000 metres of drilling have been completed. On June 14, 2005, IUC announced that it has acquired an option to earn a 65% interest in Erdene Gold Corp.'s ("Erdene's") portfolio of uranium licenses and applications, through expenditures of Cdn $6.0 million over four years. In connection with that option, the Company purchased 1.0 million shares of Erdene at a price of Cdn $1.00 per share. IUC, utilizing Erdene's field teams, has completed its preliminary evaluation of prospects on the Erdene properties and will be meeting with Erdene personnel in mid-August to develop an initial drilling program for the higher priority properties, which will be carried out during the latter part of the 2005 exploration season. With the addition of the Erdene properties, the Company controls over 3.6 million hectares of uranium properties in Mongolia.

On March 21, 2005, the Company's White Mesa uranium mill began processing one of three alternate feed streams which together contain over 560,000 pounds of U3O8. All three streams will be processed over the next 6 to 9 months, after which the Mill will process two additional streams of alternate feed materials, which are also stockpiled at the Mill. Because of the processing schedule for these alternate feed streams, the Company does not anticipate recognizing revenue from the sale of uranium until the next fiscal year.

The Company is continuing to evaluate its U.S. mining properties. During the quarter, underground access and services to a number of properties was reestablished to enable the Company to evaluate the conditions underground since a number of these mines have not been operated for well over 20 years. The Company has also begun filing notices with the regulatory authorities in anticipation of restarting a portion of its U.S. mining operations. Permitting for the Company's Henry Mountains Complex continues to progress.

In addition to the Company's uranium exploration programs in Canada and Mongolia, the Company maintains a 45% interest in Fortress Minerals Corp. ("Fortress"), which is pursuing an aggressive precious and base metals exploration program in Mongolia and has initiated an exploration program on its Svetloye gold project located in eastern Russia. In Mongolia, drilling was completed on Fortress' Teltiin Gol porphyry copper gold project and its Oyuut Uul epithermal gold project. In addition, a number of reconnaissance programs were initiated in the Huvsgol area. A further drill program is planned later this year on Teltiin Gol to follow up on the results from the initial drilling program. Fortress has commenced magnetic survey and trenching programs on the Svetloye gold project in preparation for an extensive 10,000 metre drill program scheduled for this winter.

While the short-term uranium market appears to be calming down from its torrid pace set over the past twenty four months, the Company is still very encouraged by the strong long-term fundamentals of the market. Activities in Saskatchewan, Mongolia and the United States are continuing in order to develop the existing assets of the Company, and the Company continues to expand its uranium exploration activities and aggressively evaluate potential acquisition opportunities to add to the Company's asset portfolio.

ON BEHALF OF THE BOARD,

Ron F. Hochstein,
President & CEO

August 12, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS
PREPARED AS OF AUGUST 12, 2005
(U.S. DOLLARS)

The following discussion and analysis of the financial condition and results of operations for the Company for the period ended June 30, 2005 should be read in conjunction with the consolidated financial statements and accompanying notes. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

OVERVIEW

IUC is incorporated under the Business Corporations Act (Ontario). The Company is engaged primarily in uranium exploration and mining and is also in the business of recycling uranium-bearing waste materials, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an environmentally preferable alternative to the direct disposal of those waste materials. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Company's White Mesa uranium mill (the "Mill"). The Company sells uranium recovered from conventional production and from alternate feed processing, as well as vanadium and other metals that can be produced as a co-product with uranium.

The Company owns several uranium and uranium/vanadium mines in the U.S. that were shut down in 1999, due to low commodity prices. From that time until late 2003, the Company focused its resources primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business, and the Company initiated a precious and base metals exploration program in Mongolia. However, uranium spot prices have risen significantly from $12.50 per pound U3O8 on September 30, 2003 to $29.50 per pound U3O8 by August 8, 2005. As a result of these increases in uranium prices and improved market fundamentals, the Company acquired and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada, and commenced an exploration program on certain of those properties in early fiscal 2004. The Company also resumed exploration for uranium in Mongolia during the fourth quarter of fiscal 2004 and is evaluating re-commencing mining operations in the U.S. The Company continues to expand its portfolio of uranium properties in the U.S., Canada and Mongolia through acquisitions.

In addition to its exploration and mining programs, the Company intends to devote significant resources to the ongoing development of its alternate feed, uranium-bearing waste recycling business. The Company expects that the recycling of uranium-bearing materials can continue to help offset Mill and mine standby costs. While the Company has had considerable success to date in this initiative, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company solely from this business. Developing this backlog will continue to be a focus of the Company.

In the first quarter of fiscal 2003, the Company entered into a joint venture with Nuclear Fuel Services, Inc. ("NFS") for the pursuit of an alternate feed program for the Company's Mill. The joint venture is carried out through Urizon Recovery Systems, LLC ("Urizon"), a 50/50 joint venture company. In April of 2003, NFS submitted an unsolicited proposal to the U.S. Department of Energy ("DOE") to fund the Urizon program. In January 2004, NFS was notified that the DOE would not fund the program at that time due to other higher priority needs. The DOE has chosen a contractor who will manage the disposition of the materials that would be the feedstock for the Urizon program, in conjunction with the closure of an existing DOE site. The joint venture currently expects that a decision will be made by the DOE or its contractor in fiscal 2005, or 2006, as to how it intends to proceed on the disposition of the material, and that the joint venture will have an opportunity to propose the Urizon Program as a suitable disposition option for this feedstock. The financial results for Urizon are included in the Company's financial statements on a proportionate consolidation basis.

In June 2004, the Company sold its Mongolian precious and base metals exploration program to Fortress Minerals Corp. ("Fortress") in exchange for cash and a majority share ownership position in that company. Fortress is a public Canadian company which shares are traded on the TSX-Venture Exchange.

Effective April 30, 2005, the Company's ownership interest in Fortress was reduced to 49.26% as a result of Fortress issuing additional common shares to third parties. As of June 30, 2005, the Company held 45.72% of the shares of Fortress. Previously, the Company had an ownership interest in Fortress that exceeded 50% and was deemed to have control. Accordingly, the equity method has been applied to account for the Company's investment in Fortress from that date onwards. Refer to Investment in Fortress Minerals Corp. for further details.

SELECTED QUARTERLY FINANCIAL DATA

($000, except per share amounts)            Jun 2005   Mar 2005   Dec 2004  Sep 2004
------------------------------------------------------------------------------------
Vanadium sales                                     -         -          -         -
Process milling revenue                           47         -          4       390
Engineering services revenue                       -         -          -         -
Total revenue                                     47         -          4       390

Net income (loss)                                449       292       (630)      632
Basic earnings (loss) per share                 0.01      0.00      (0.01)     0.01
Diluted earnings (loss) per share               0.01      0.00      (0.01)     0.01

Total assets                                  44,648    44,524     38,318    39,388
Total long-term liabilities                   13,058    16,674     16,313    16,296

($000, except per share amounts)            Jun 2004  Mar 2004   Dec 2003  Sep 2003
-----------------------------------------------------------------------------------
Vanadium sales                                     -     1,583          -         -
Process milling revenue                            -         -         31        42
Engineering services revenue                       -        62        359       135
Total revenue                                      -     1,645        390       177

Net loss                                      (1,198)     (455)    (1,166)     (404)
Basic and diluted loss per share               (0.02)    (0.01)     (0.02)    (0.01)

Total assets                                  33,475    33,104     33,372    25,616
Total long-term liabilities                   16,388    15,015     14,997    14,630

REVENUES

During the first nine months of fiscal 2005, the Company had revenue of $50,479 as compared to $2,035,262 for the comparable period in fiscal 2004. The decrease in revenue of $1,984,783 for the nine months ended June 30, 2005 was primarily due to the Company selling its inventory of vanadium black flake during the second quarter of fiscal 2004. In addition, the Company provided engineering services, during the first and second quarters of fiscal 2004, on a cost plus basis to a related company that was reclaiming a mine site in the U.S.

The Company continues to hold an inventory of approximately 65,000 pounds of vanadium, as vanadium pregnant liquor, and is evaluating opportunities to sell this inventory.

During the third quarter, the Company received deliveries of alternate feed material from the Molycorp site. The Company receives a recycling fee for this type of lower grade alternate feed material once it is delivered to the Mill. A portion of the fees for the Molycorp material, equal to the costs that are incurred receiving material, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the material is processed at which time it is recorded as revenue. In addition, the Company resumed receipt of another lower grade alternate feed material from a commercial metals producer in May 2005. The Company receives a fee on receipt of this material, representing approximately 22% of the total fees from that producer, which is recorded as revenue, and a recycling fee, representing the remaining 78% of the fees from that producer, which is recorded as deferred revenue until the material is processed, at which time it becomes revenue. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods at which time the revenue from the sales will be recorded.

The Mill began processing its stockpile of high-grade alternate feed materials on March 21, 2005. The Mill had been on stand-by since May 2003. As of June 30, 2005, there were approximately 5,600 tons of these high-grade materials at the Mill, containing approximately 566,000 lbs of uranium. The Company does not receive a recycling fee for these types of material; however, the Company is able to retain all of the proceeds received from the sale of the uranium produced. The Company currently does not have commercial forward sales commitments for the projected uranium production in view of the expected continued rise in uranium prices. The Company will evaluate the most appropriate timing for its uranium sales.

COST OF PRODUCTS AND SERVICES SOLD

Process milling expenditures for the first nine months of fiscal 2005 were nominal and represent expenditures incurred receiving alternate feed materials. These expenditures decreased by $69,366 to $7,328 as compared to process milling expenditures of $76,694, related to the receipt of alternate feed materials, during the first nine months of fiscal 2004. During the nine months ended June 30, 2005, the Company received 1,355 tons of alternate feed material as compared to the first nine months of fiscal 2004 when the Company received 7,147 tons of material. The Company anticipates that receipt of alternate feed materials will be at reduced levels until late 2005 when a new alternate feed generator is expected to begin shipments to the Mill. As of June 30, 2005, approximately 45,900 tons of lower grade alternate feed materials remained in stockpile waiting to be processed during the current mill run.

The Mill began processing a high-grade alternate feed material on March 21, 2005. All costs incurred preparing for the Mill processing campaign and the costs incurred processing the material have been capitalized as inventories. These expenditures for the first nine months of fiscal 2005 were $1,781,890.

MILL STAND-BY

Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material or other ores have been accumulated to justify an efficient mill run. Mill stand-by expenses for the third quarter and first nine months of fiscal 2005 of nil and $1,069,953 respectively, decreased $601,335 and $735,731 as compared to $601,335 and $1,805,684 for the comparable periods in fiscal 2004. These decreases were due to the fact that the Mill restarted operations in March 2005.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for the third quarter and first nine months of fiscal 2005 were $804,100 and $2,878,713 as compared to $818,871 and $2,449,476 for the comparable periods in fiscal 2004. The increase of $429,237 for the comparable nine-month periods was the result of increases in investor relation expenses of $113,383 and the Company's consolidation of Fortress' selling, general and administrative expenditures of $750,481. These increases were partially offset by the decrease in engineering services costs that the Company provided during the first and second quarters of fiscal 2004 of $389,950.

EXPLORATION AND DEVELOPMENT

Uranium Exploration

In the first quarter of fiscal 2004, the Company acquired interests in uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced an exploration program on certain of those properties. During the remainder of fiscal 2004, the Company continued to increase its land position in the Athabasca Basin region through acquisition and land staking. Total gross program expenditures, including capitalized exploration expenditures, for the first nine months of fiscal 2005 of $3,684,469 increased by $2,549,376 as compared to $1,135,093 spent during the first nine months of fiscal 2004. Expenditures to date have primarily been on the Moore Lake project, where the Company has an extensive drilling program augmented by geophysical and geological field programs. IUC has an option to earn up to a 75% interest in the Moore Lake property from JNR Resources Inc. through aggregate expenditures and investments of Cdn $4.4 million over a period of 4 years. Expenditures on the Moore Lake Project were $2,795,169 during the first nine months of fiscal 2005. The remaining expenditures were for geological field programs and land staking costs and recording fees on a number of other projects in the Athabasca Basin region.

The Company also has a 70% interest in the Gurvan-Saihan Joint Venture in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. With continued upward pressure on world uranium prices throughout fiscal 2004, the joint venture recommenced its uranium exploration program in Mongolia. Additional exploration licenses were acquired by the joint venture in areas known to be prospective based on past joint venture reconnaissance. In addition, the Company formed a new Mongolian business entity in fiscal 2004 to conduct uranium exploration, 100% for the Company's account, in frontier areas in Mongolia. Total gross program expenditures for the joint venture and for the Company's own account, including capitalized exploration expenditures, for the first nine months of 2005 of $619,708 increased by $475,774 as compared to $143,934 spent during the first nine months of fiscal 2004. Activities through the third quarter of fiscal 2005 included drilling, autogamma surveys and field reconnaissance programs.

During the second quarter of fiscal 2005 the Company entered into an agreement with Erdene Gold Inc. ("Erdene") to acquire a 65% interest in Erdene's uranium properties in Mongolia in consideration for expenditures of Cdn $6 million over a period of 4 years. In addition, the Company purchased, by way of private placement, 1 million common shares of Erdene at a price of Cdn $1.00 per share during the third quarter of fiscal 2005.

Uranium Development

The Company was successful in a competitive bid for a state lease in southeastern Utah in the second quarter of fiscal 2005. The state property is adjoined by a number of privately held unpatented mining claims, which the Company is in the process of acquiring that together comprise the Tony M Mine. The Tony M Mine adjoins the Company's existing Bullfrog exploration property, which together are now referred to as the "Henry Mountains Complex." The Company has announced initiation of permitting for mining of the Henry Mountains Complex. The bid for the Utah State lease included an initial cash bonus payment of $1 million; in addition the state will receive annual advance minimum royalties and rentals. The private claims are to be acquired for $200,000 in cash payments and 250,000 shares of Company stock, subject to completion of due diligence reviews.

Precious and Base Metals Exploration

During the second quarter of fiscal 2002, the Company initiated a precious and base metals exploration effort in Mongolia. This program was funded 100% by the Company until the second quarter of 2004 when the Company entered into an agreement with Fortress for the sale of 100% of the exploration licenses held by the Company, in consideration for cash and a majority equity interest in Fortress. During the third quarter of fiscal 2005, the Company's ownership interest in Fortress was reduced to less than 50% and as a result, the Company's consolidated balance sheet at June 30, 2005 does not include all of the assets and liabilities of Fortress.

INVESTMENT IN FORTRESS MINERALS CORP.

On June 23, 2004 the Company completed the sale of its Mongolian base and precious metals exploration properties held by its Bermuda subsidiary to Fortress and began recording the minority interests' share of the losses. The Company had expended $3,088,201 on these properties through June 23, 2004. In consideration for transferring these properties to Fortress, the Company received 28 million common shares of Fortress' capital stock, which gave the Company a 63.14% interest in Fortress, and cash of $656,580 for reimbursement of costs incurred on the properties from the time of agreement to the transfer date. No gain or loss was recognized on the transaction. On September 1, 2004, Fortress completed a private placement of 4,987,500 common shares at Cdn $0.40 per share of which the Company purchased 732,500 common shares. The Company's percentage ownership in Fortress decreased from 63.14% to 58.24% as a result of this private placement and the Company recorded a gain on dilution of $548,549 for fiscal 2004.

During the first nine months of fiscal 2005, 13,516,200 common shares of Fortress were issued pursuant to private placements and exercise of warrants and stock options providing $6,053,649 in net cash proceeds to Fortress. While the Company's ownership interest in Fortress was diluted from 58.24% at September 30, 2004 to 45.72% at June 30, 2005, its proportionate share of the net assets of Fortress increased by $1,932,252, which has been shown as a dilution gain.

Effective April 30, 2005, as a result of the Company's ownership interest in Fortress being reduced to less than 50%, the Company applies the equity method to account for the Company's investment in Fortress. Under the equity method, the Company's percentage interests in the net assets and results of operations of Fortress are presented in a single line in the balance sheet as Investment in Fortress Minerals Corp. and the statement of operations as Equity in loss of Fortress Minerals Corp., respectively.

OTHER INCOME AND EXPENSE

Net interest and other income (excluding gain on dilution, minority interest, and share of investment loss) for the third quarter and first nine months of fiscal 2005 was $62,537 and $3,830,018 respectively, as compared to $62,323 and $360,191 for the third quarter and first nine months of fiscal 2004. The increase of $3,469,827 during the comparable nine-month periods was primarily the result of an increase in income from the sale of short-term investments of $2,923,219 and an increase in foreign exchange gains of $519,874. In addition, during the second quarter of fiscal 2005, the Company recognized a recovery of future income tax of $363,199 as a result of the renunciation of expenditures to flow-through shareholders.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2005, the Company had cash and cash equivalents of $11,439,503 and working capital of $10,370,603 as compared to cash and cash equivalents of $12,044,955 and working capital of $15,467,462 at September 30, 2004. The decrease of $5,096,859 in working capital was in part due to the reclassification of deferred revenue from a long-term to current liability. Deferred revenue of $3,772,647 is associated with a stockpile of approximately 45,900 tons of alternate feed material, which is expected to be processed during the next 12 months. In addition, the Company received net proceeds from a private placement for 1 million flow through common shares at a price of Cdn $7.00 per share and proceeds from the sale of short-term investments. These changes in working capital were offset by increased exploration expenditures during the nine months ended June 30, 2005 and the acquisition cost for interests in the Tony M Mine during the second quarter of fiscal 2005.

Net cash used in operating activities was $2,137,501 for the first nine months of fiscal 2005 and consisted primarily of the net income from continuing operations of $111,585, adjusted for non-cash items of depreciation and amortization of $381,648, write-down of mineral properties by Fortress of $1,869,790, and gain on sale of short-term investments of $2,923,219. Inventories increased by $1,829,945 reflecting the restart of the Mill in March 2005. In addition, accounts receivable decreased by $1,089,324 reflecting collection of alternate feed material receipts.

Net cash used in investment activities was $4,108,637 for the first nine months of fiscal 2005 and consisted primarily of capitalized exploration expenditures of $5,862,390 offset by proceeds from sale of short-term investments of $4,013,179 and the recognition of a net $180,387 investment in Fortress under the equity method. Restricted investments increased by $340,657 as a result of interest income, and the Company invested $1,094,280 in marketable securities.

Net cash provided by financing activities for the nine months ended June 30, 2005 totaled $5,640,686 and consisted primarily of net proceeds of $5,374,952 from the issuance of one million flow through common shares by the Company.

OUTSTANDING SHARE DATA

As of June 30, 2005, the total number of common shares outstanding was 81,112,066 and the number of stock options outstanding was 2,083,000. As of August 12, 2005, the total number of common shares outstanding was 81,122,066 and the number of stock options outstanding was 2,073,000.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements in conformity with accounting principles in Canada and the United States requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of intangibles and plant and equipment and mineral property interests, reclamation obligations, rates for depreciation and amortization, and variables used in determining stock based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include: changes in the price of uranium and other market conditions, risks inherent in mineral exploration and development, changes in reclamation requirements and other laws, changes in government policy and changes in foreign exchange rates.

On an ongoing basis, management re-evaluates its estimates and assumptions. However actual amounts could differ from those based on such estimates and assumptions.

CONTRACTUAL OBLIGATIONS

The Company has a reclamation obligation of $12,934,880, the timing of which will depend upon the Company's business objectives. While this reclamation obligation was valued on the assumption that the Company must be able to fund reclamation of the White Mesa Mill and U.S. mining operations at any time, the Company currently has no intention of placing the Mill or U.S. mines into reclamation in the foreseeable future.

In addition, the Company had contractual obligations at June 30, 2005 as follows:

                                              Less than
 Contractual Obligations           Total      One Year    1-3 Years   4-5 Years    After 5 Years
------------------------------------------------------------------------------------------------
Capital Lease Obligations        $345,000     $105,000     $240,000          -                -

ENVIRONMENTAL RESPONSIBILITY

Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its Mill and mine sites as part of its environmental planning process. The Company also formally reviews the Mill's reclamation estimate annually with applicable regulatory authorities. The Mill and mine reclamation estimates at June 30, 2005 total $12,934,880, which is currently expected to be sufficient to cover the projected future costs for reclamation of the Mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents, and fixed income securities as collateral against these bonds. At June 30, 2005, the amount of these restricted investments collateralizing the Company's reclamation obligations was $12,781,565.

As mentioned in previous reports, the Company had detected some chloroform contamination at the Mill site that appeared to have resulted from the operation of a temporary laboratory facility by a previous operator that was located at the site prior to and during the construction of the Mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

RESEARCH AND DEVELOPMENT

The Company does not have a research and development program per se. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

TREND INFORMATION

During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U3O8 and $4.10 per pound of V2O5 in October 1997 to $7.40 per pound of U3O8 and $1.70 per pound of V2O5 at the end of September, 2000. As a result of these decreases in commodity prices, the Company decided to cease its uranium and uranium/vanadium mining and exploration activities in 1999, and shutdown all of its uranium and uranium/vanadium mines and its Mongolian Gurvan-Saihan Joint Venture, pending improvements in commodity prices. Also as a result of these market events, the Company decided to marshal its resources and to concentrate its operations primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business. Since then, commodity prices have improved dramatically. During fiscal 2004, uranium prices increased 65%, from $12.20 per pound on October 1, 2003, to $20.00 per pound by September 30, 2004. As of August 8, 2005, the uranium spot price has increased a further 47.5% to $29.50 per pound. The uranium market fundamentals are strong and most analysts do not forecast any weakening of the uranium prices over the next 3 to 5 years. Vanadium prices have also increased throughout the past 24 months and are currently trading in the range of $12.00 to $18.00 per pound V2O5., off from their peak of $25.00 to $30.00 per pound reached earlier this fiscal year. Historical vanadium prices range from $1.20 to $6.00 per pound V2O5. As a result of the increase in uranium price, the Company acquired and staked uranium exploration properties in Canada in fiscal 2004 and has commenced an aggressive exploration program on certain of those properties, as well as restarted its uranium exploration program in Mongolia. In the U.S., the Company has begun processing a high-grade alternate feed material and is currently evaluating re-commencing certain uranium mining activities in the U.S. In addition, the Company continues to evaluate opportunities to expand its existing asset portfolio.

Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials or if the Company decides to recommence U.S. mining operations. In order to provide additional tailings capacity, the Company will have to repair existing tailings Cell No. 4A, at an estimated cost of $1.5-$3.0 million. In addition, if Cell No. 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell No. 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

OUTLOOK FOR 2005

The Company will be continuing its uranium exploration programs in both Canada and Mongolia in 2005. In Canada, the Company along with its joint venture partner, JNR Resources Inc. completed a winter drilling program, as well as ground geophysics and a 3D seismic program at the Moore Lake project. In addition to the program at Moore Lake, the Company also completed a winter geophysical and drilling program at its 100% owned Key Lake South project. In June 2005, the Company commenced a summer drilling program on its Moore Lake project and has begun to lay out additional programs on its 100% staked land, as well as on its optioned properties. In Mongolia, the Company has commenced a $2.0 million exploration program that includes 35,000 meters of drilling and gamma surveys, which will investigate a number of targets on its current land position and on the recently optioned Erdene properties. The Company will continue to evaluate other potential exploration projects, as well as more advanced project acquisitions.

At the beginning of fiscal 2005, the uranium spot price was $20.00 per pound and the long-term price was $23.00 per pound. As of August 8, 2005, the spot price had increased to $29.50 per pound and the long-term price had increased to $31.00 per pound. A number of market projections predict a continued increase in both spot and long-term uranium prices; however, these projections indicate that the rate of increase will likely be lower than that seen in 2004.

With the forecasted continued improvement in commodity prices, the Company has been studying the viability of restarting certain U.S. mining operations. These operations are higher cost than the current uranium producers due to the lower grade of the ore bodies; however, with the current uranium and vanadium prices, and given that a majority of the U.S. mines are fully permitted, the Company is optimistic that a production decision will be made in fiscal 2005.

In addition to the potential restart of the U.S. mining operations, the Company restarted the White Mesa Mill late in the second quarter of fiscal 2005 to process alternate feed materials that contains over 566,000 pounds of uranium. The processing of these materials is anticipated to take about fourteen months to complete. With respect to the Urizon project, the Company and its joint venture partner, Nuclear Fuel Services, Inc., are awaiting a decision by the U.S. Department of Energy on the path forward for the handling of the Urizon feed stock.

RISKS AND UNCERTAINTIES

Exploration for and development of mineral properties involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of an ore body may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, constructing mining and process facilities at a site, developing metallurgical processes and extracting uranium and other metals from ore. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations.

Under the United States Nuclear Regulatory Commission's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Report to Shareholders constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration and mining activities and other operating and development risks, competition, environmental regulations, reliance on alternate feed income, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, ability to attract and retain skilled employees, the ability to find and retain qualified contractors, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction).

                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                      JUNE 30, 2005     SEPTEMBER 30, 2004
                                                      -------------     ------------------
ASSETS
  Current assets:
  Cash and cash equivalents                           $ 11,439,503         $  12,044,955
  Short-term investments                                         -             1,089,960
  Trade and other receivables                              398,733             1,630,591
  Inventories                                            3,019,336             1,189,391
  Prepaid expenses and other                               235,549               408,038
                                                      ------------         -------------
                                                        15,093,121            16,362,935

  Plant and equipment, net                               3,194,037             2,786,570
  Mineral properties (Note 3)                            7,775,306             6,171,263
  Marketable securities (Note 4)                         1,986,501               892,221
  Intangible assets, net                                   640,625               687,500
  Investment in Fortress Minerals Corp. (Note 5)         3,177,251                     -
  Restricted investments (Note 6)                       12,781,565            12,487,066
                                                      ------------         -------------
                                                      $ 44,648,406         $  39,387,555
                                                      ============         =============

LIABILITIES
  Current liabilities:
  Accounts payable and accrued liabilities            $    933,590         $     879,994
  Notes payable                                             16,281                15,479
  Deferred revenue                                       3,772,647                     -
                                                      ------------         -------------
                                                         4,722,518               895,473

  Notes payable, net of current portion                     23,260                35,573
  Reclamation obligations (Note 7)                      12,934,880            12,603,595
  Deferred revenue                                               -             3,556,592
  Future income tax liability                            1,070,897                     -
  Other long-term liability                                 99,593                99,593
  Minority interest (Note 5)                                     -             1,664,247
                                                      ------------         -------------
                                                        18,851,148            18,855,073
                                                      ------------         -------------

SHAREHOLDERS' EQUITY
  Share capital (Note 8)
  Issued and outstanding (81,112,066 and 79,635,066)    54,828,767            50,305,480
  Value assigned to stock options (Note 9)               1,628,277               224,718
  Deficit                                              (30,659,786)          (29,997,716)
                                                      ------------         -------------
                                                        25,797,258            20,532,482
                                                      ------------         -------------
                                                      $ 44,648,406         $  39,387,555
                                                      ============         =============

  Contingency (Note 11)

ON BEHALF OF THE BOARD

(signed) "Ron F. Hochstein"                (signed) "Lukas H. Lundin"
Ron F. Hochstein, Director                 Lukas H. Lundin, Director

                        INTERNATIONAL URANIUM CORPORATION
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                           THREE MONTHS ENDED JUNE 30          NINE MONTHS ENDED JUNE 30
                                                            2005             2004                2005                2004
                                                        ------------    ---------------   --------------    ----------------
OPERATIONS
Revenue
  Vanadium sales                                        $          -     $            -   $            -     $     1,582,628
  Process milling                                             46,509                  -           50,479              31,452
  Engineering services                                             -                  -                -             421,182
                                                        ------------    ---------------   --------------    ----------------
    Total revenue                                             46,509                  -           50,479           2,035,262
                                                        ------------    ---------------   --------------    ----------------

Costs and expenses
  Vanadium cost of sales                                           -                  -                -             696,905
  Process milling expenditures                                 3,358              3,239            7,328              76,694
  Mill stand-by expenditures                                       -            601,335        1,069,953           1,805,684
  Selling, general and administrative                        804,100            818,871        2,878,713           2,449,476
  Stock based compensation                                   657,259                  -          935,090             220,037
  Exploration general costs (recovery)                             -            (86,160)          98,089               5,470
  Write-down (recovery) of mineral property costs                  -            (37,162)       1,869,790                   -
                                                        ------------    ---------------   --------------    ----------------
                                                           1,464,717          1,300,123        6,858,963           5,254,266
                                                        ------------    ---------------   --------------    ----------------

Loss before the under noted items                         (1,418,208)        (1,300,123)      (6,808,484)         (3,219,004)

  Gain on sale of land and equipment                          10,900             59,051           98,138              99,665
  Gain on sale of short-term investments                           -                  -        2,923,219                   -
  Loss on sale of restricted investments                     (16,317)                 -          (46,158)                  -
  Foreign exchange gain (loss)                              (115,607)          (122,831)         425,408             (94,466)
  Net interest and other income                              183,561            126,103          494,212             354,992
  Bad debt expense                                                 -                  -          (64,801)                  -
  Dilution gain                                            1,860,784                  -        1,932,252                   -
  Minority interest                                           66,167             39,892          916,687              39,892
  Equity in loss of Fortress Minerals Corp. (Note 5)        (122,087)                 -         (122,087)                  -
                                                        ------------    ---------------   --------------    ----------------
Income (loss) for the period before taxes                    449,193         (1,197,908)        (251,614)         (2,818,921)

  Recovery of future income tax asset                              -                  -          363,199                   -
                                                        ------------    ---------------   --------------    ----------------
Net income (loss) for the period                             449,193         (1,197,908)         111,585          (2,818,921)
                                                        ============    ===============   ==============    ================

Earnings (loss) per share (Note 8)
  Basic                                                 $       0.01    ($         0.02)  $         0.00    ($          0.04)
                                                        ============    ===============   ==============    ================
  Diluted                                               $       0.01    ($         0.02)  $         0.00    ($          0.04)
                                                        ============    ===============   ==============    ================

Weighted average number of shares outstanding
  Basic                                                   81,071,055         77,872,923       80,334,938          75,609,480
                                                        ============    ===============   ==============    ================
  Diluted                                                 82,452,165         77,872,923       81,762,262          75,609,480
                                                        ============    ===============   ==============    ================

DEFICIT

Deficit as previously reported                           (31,108,979)       (29,432,050)     (29,997,716)        (27,811,037)
Change in policy on stock based compensation (Note 2)              -                  -         (773,655)                  -
                                                        ------------    ---------------   --------------    ----------------
Deficit restated, beginning of period                    (31,108,979)       (29,432,050)     (30,771,371)        (27,811,037)
  Net income (loss) for the period                           449,193         (1,197,908)         111,585          (2,818,921)
                                                        ------------    ---------------   --------------    ----------------
DEFICIT, END OF PERIOD                                  $(30,659,786)    $  (30,629,958)  $  (30,659,786)    $   (30,629,958)
                                                        ============    ===============   ==============    ================

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                                          THREE MONTHS ENDED JUNE 30    NINE MONTHS ENDED JUNE 30
                                                                              2005           2004          2005           2004
                                                                         ------------    ------------  ------------   ------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Net income (loss) for the period                                         $    449,193    $ (1,197,908) $    111,585   $ (2,818,921)
Items not affecting cash
  Depreciation                                                                126,858         112,836       334,773        342,388
  Amortization                                                                 15,625               -        46,875              -
  Gain on sale of equipment                                                   (10,900)        (20,330)      (98,138)       (60,944)
  Gain on sale of short-term investments                                            -               -    (2,923,219)             -
  Loss on sale of restricted investments                                       16,317               -        46,158              -
  Bad debt expense                                                                  -               -        64,801              -
  Dilution gain                                                            (1,860,784)              -    (1,932,252)             -
  Minority interest                                                           (66,167)        (39,892)     (916,687)       (39,892)
  Equity in loss of Fortress Minerals Corp.                                   122,087               -       122,087              -
  Write-down of mineral properties                                                  -         (37,162)    1,869,790              -
  Stock based compensation                                                    657,259               -       935,090        220,037
  Recovery of future income tax asset                                               -               -      (363,199)             -
Changes in non-cash working capital items
  (Increase) decrease in trade and other receivables                          (51,933)      1,371,286     1,089,324        887,693
  (Increase) decrease in inventories                                       (1,347,544)        (31,083)   (1,829,945)       605,938
  Decrease in other current assets                                            170,478          19,306       172,489        151,787
  (Decrease) increase in other accounts payable and accrued liabilities       335,358         195,910       585,627        (92,658)
Increase in reclamation obligations                                                 -               -       331,285              -
Increase in deferred revenue                                                  160,207         233,944       216,055        432,224
                                                                         ------------    ------------  ------------   ------------
NET CASH (USED IN) PROVIDED BY OPERATIONS                                  (1,283,946)        606,907    (2,137,501)      (372,348)
                                                                         ------------    ------------  ------------   ------------

INVESTING ACTIVITIES

  Purchase of properties, plant and equipment                                (130,549)        (42,065)     (747,511)      (113,786)
  Mineral property expenditures                                            (1,398,151)       (654,842)   (5,862,390)    (2,187,505)
  Net investment in Fortress Minerals Corp                                   (396,842)              -      (180,387)             -
  Proceeds from sale of short-term investments                                      -               -     4,013,179              -
  Proceeds from sale of surplus equipment                                      16,171          20,330       103,409         60,944
  Purchase of marketable securities                                          (831,340)              -    (1,094,280)      (723,225)
  Increase in restricted investments                                          (86,356)        (90,805)     (340,657)      (271,918)
                                                                         ------------    ------------  ------------   ------------
  NET CASH USED IN INVESTMENT ACTIVITIES                                   (2,827,067)       (767,382)   (4,108,637)    (3,235,490)
                                                                         ------------    ------------  ------------   ------------

FINANCING ACTIVITIES

  Decrease in notes payable                                                    (3,902)         (4,859)      (11,511)       (11,138)
  Issuance of common shares                                                         -               -     5,374,952      8,747,097
  Minority interest                                                                 -       1,178,658             -      1,178,658
  Exercise of stock options                                                    16,876           5,450       277,245         57,165
                                                                         ------------    ------------  ------------   ------------
  NET CASH PROVIDED BY FINANCING ACTIVITIES                                    12,974       1,179,249     5,640,686      9,971,782
                                                                         ------------    ------------  ------------   ------------

(Decrease) increase in cash and cash equivalents                           (4,098,039)      1,018,774      (605,452)     6,363,944
Cash and cash equivalents, beginning of period                             15,537,542       8,984,249    12,044,955      3,639,079
                                                                         ------------    ------------  ------------   ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                 $ 11,439,503    $ 10,003,023  $ 11,439,503   $ 10,003,023
                                                                         ============    ============  ============   ============

INTERNATIONAL URANIUM CORPORATION
Notes to Interim Consolidated Financial Statements
(United States Dollars) (Unaudited)

1.    Basis of Preparation of Financial Statements

      These unaudited interim consolidated financial statements of the Company and its wholly owned subsidiaries and, on a proportionate consolidation basis, Urizon Recovery Systems, LLC, have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for interim financial statements. As a result, they do not contain all of the information required by Canadian GAAP for annual financial statements and should be read in conjunction with the consolidated financial statements included in the Company's 2004 annual report.

      All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods have been reflected. With the exception of the accounts of Fortress Minerals Corp. ("Fortress") as described in Note 5, the results for the nine months ended June 30, 2005 have been stated utilizing the same accounting policies and methods of application as the consolidated financial statements included in the Company's 2004 annual report.

2.    Change in Accounting Policy

      The Canadian Institute of Chartered Accountants ("CICA") has issued new recommendations relative to Handbook section 3870, "Stock-based compensation and other stock-based payments", which is effective for fiscal years beginning on or after January 1, 2004. The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees, in an amount equal to the fair value of the options granted. The fair value of options granted is established at the date of grant using an option-pricing model, and the compensation expense, equal to the option's fair value, is then recorded over the option's vesting periods. The Company has applied this standard for employee stock options retroactively without restatement by a charge to retained earnings of $773,655 effective October 1, 2004.

3.    Mineral Properties

      The following is a summary of the Company's mineral properties:

                                                     2005
                                 2004             Net Changes          2005
                                  Net          During the Period        Net
                              ------------------------------------------------
Uranium:
 Canada (a)                   $2,309,178        $  3,683,947        $5,993,125
 United States (b)                     -           1,206,963         1,206,963
 Mongolia (c)                     53,076             522,142           575,218
Precious and Base Metals:
 Mongolia (d)                  3,809,009          (3,809,009)                -
                              ------------------------------------------------
                              $6,171,263        $  1,604,043        $7,775,306
                              ================================================

      a.    Canadian uranium properties

      In the first quarter of fiscal 2004, the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties. Amounts capitalized by project, which include costs related to acquisition of land interests, staking costs, recording fees, geological field programs, airborne and ground geophysical programs, drilling and lab analysis, are shown below:

                             2004           2005          2005
                              Net       Expenditures       Net
                          ----------    ------------    ----------
Moore Lake                $1,779,393     $2,795,169     $4,574,562
Lazy Edward Bay               27,884         27,086         54,970
Pendelton Lake                88,179            104         88,283
South Cigar Lake              69,391          7,497         76,888
Bell Bay                           -         18,536         18,536
Kelic Lake                         -         29,269         29,269
South Virgin                       -         30,880         30,880
North Wedge                        -            200            200
Crawford Lake                     54              -             54
Brown Lake                         -          1,525          1,525
Ford Lake                      3,157              -          3,157
Perpete Lake                   1,409         20,268         21,677
Key Lake South                78,350        231,233        309,583
Johnstone Lake                 9,826            438         10,264
Hatchet Lake                       -         52,613         52,613
Other Exploration Costs      251,535        469,129        720,664
                          ----------------------------------------
                          $2,309,178     $3,683,947     $5,993,125
                          ========================================

      b.    United States uranium properties

      In the second quarter of fiscal 2005, the Company added one key property and is in the process of completing the acquisition of a second property, both adjoining its existing Bullfrog property in Garfield County in southeastern Utah. The combination of these new properties with the Company's Bullfrog mining claims will collectively be referred to as the Henry Mountains Complex.

                             2004       2005            2005
                              Net    Expenditures        Net
                             ----------------------------------
Henry Mountains Complex       $-      $1,193,550     $1,193,550
Other Exploration Costs        -          13,413         13,413
                             ----------------------------------
                              $-      $1,206,963     $1,206,963
                             ==================================

      c.    Mongolian uranium properties

      Mongolian mineral properties are currently made up of the Company's interest in the Gurvan-Saihan Joint Venture ("GSJV") as well as properties held, solely for the account of the Company, through its subsidiary International Uranium Mongolia, XXK. Amounts capitalized by project, which include costs related to licensing of land interests, review of geological data and satellite imagery, and geological field programs, are shown below:

                              2004           2005         2005
                               Net       Expenditures      Net
                            ------------------------------------
Gurvan Saihan               $       -     $ 188,303    $ 188,303
Hairhan                             -           660          660
Huh Tologoi                     8,583         7,885       16,468
Deren                             385        19,346       19,731
Ikh Hongor Uul                  1,588         2,367        3,955
Navtgar                         6,000        10,742       16,742
Oshinuur                       13,972        36,955       50,927
Ulaan Toiron                      162        30,009       30,171
Dorgont                             -        10,445       10,445
Tsagaan Ovoo                        -         8,536        8,536
Bayankhongor                        -        16,401       16,401
Gobiguulin                          -         9,340        9,340
Other Exploration Costs        22,386       181,153      203,539
                            ------------------------------------
                            $  53,076     $ 522,142    $ 575,218
                            ====================================

      d.    Mongolian precious and base metals properties

      The Company's Mongolian precious and base metals properties were transferred to Fortress in June 2004 in exchange for cash and a controlling interest in Fortress. Effective April 30, 2005, the Company no longer held a controlling interest in Fortress and the equity method has been applied to account for the Company's investment in Fortress (refer to Note 5). As a result, the costs associated with the Mongolian precious and base metals properties are no longer included in the Company's consolidated financial statements, as shown below:

                                                                        2005
                                                                     Effects of
                       2004             2005           2005         Equity Method      2005
                        Net         Expenditures     Write-offs      Application        Net
                    -------------------------------------------------------------------------
Shiveen Gol         $1,777,890       $  91,900      ($1,869,790)                -      $    -
Tsagaan Tologoi        597,781          83,811                -          (681,592)          -
Erdenet                750,171         103,009                -          (853,180)          -
Huvsgol                339,464         190,291                -          (529,755)          -
Gants Modot            118,325           4,022                -          (122,347)          -
Davaa                   31,764           2,851                -           (34,615)          -
Burkheer Khar          110,445         (15,097)               -           (95,348)          -
Ulzit                   83,169         (11,449)               -           (71,720)          -
                    -------------------------------------------------------------------------
                    $3,809,009       $ 449,338      ($1,869,790)      ($2,388,557)     $    -
                    =========================================================================

4.    Marketable Securities

      Marketable securities consist of common shares held in four publicly-traded companies at a total cost of $1,986,501. As of June 30, 2005, the total market value of these securities exceeded the total cost by $3,113,351.

5.    Investment in Fortress Minerals Corp.

      Effective April 30, 2005, the Company's ownership interest in Fortress was reduced to less than 50% as a result of Fortress issuing additional common shares to third parties. Prior to that date, the Company had an ownership interest that exceeded 50% and was deemed to have control. The Company's consolidated financial statements for prior periods included the accounts of Fortress on a consolidated basis with recognition of the minority interests' share of net assets and results of operations. Consolidated financial statements are prepared by combining the financial statements of the parent and all its subsidiaries on a line-by-line basis, adding together the individual items that make up the assets, liabilities, revenues, expenses and cash flows and eliminating any intercompany balances and transactions.

      At April 30, 2005, the Company had a 49.26% ownership interest in Fortress. Accordingly, the equity method has been applied to account for the Company's investment in Fortress from that date onwards. Under the equity method, the Company's percentage interests in the net assets and results of operations of Fortress are presented in a single line in the balance sheet as Investment in Fortress Minerals Corp. and the statement of operations as Equity in loss of Fortress Minerals Corp., respectively. At June 30, 2005, the Company had a 45.72% ownership interest in Fortress.

6.    Restricted Investments

      Amounts represent cash and fixed income securities the Company has placed on deposit to secure its reclamation and performance bonds (Note 7).

                              June 30, 2005      September 30, 2004
                              ------------------------------------
Cash and cash equivalents      $  1,934,937          $  1,883,073
Fixed income securities          10,846,628            10,603,993
                               ----------------------------------
                               $ 12,781,565          $ 12,487,066
                               ==================================

7.    Provisions for Reclamation

      Estimated future decommissioning and reclamation costs of the Mill and U.S. mining properties are based principally on legal and regulatory requirements. At June 30, 2005, $12,934,880 was accrued for reclamation costs, and this amount also includes the reclamation liabilities secured by the bond posted in favor of the State of Utah and the applicable state regulatory agencies. The Company has deposited cash and fixed income securities on account of these obligations.

      Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives and the scope of reclamation activities. Actual costs will differ from those estimated and such differences may be material.

8.    Share Capital

      a.    Authorized - unlimited number of common shares.

      b.    Issued and outstanding

      Shares

                             June 30, 2005      September 30, 2004
                             -------------------------------------
Beginning of period             79,635,066              68,970,066
Stock options exercised            477,000                 715,000
Private placements               1,000,000               9,950,000
                             -------------------------------------
End of period                   81,112,066              79,635,066
                             =====================================

      Amount

                                             June 30, 2005      September 30, 2004
                                             -------------------------------------
Beginning of period                           $ 50,305,480            $ 37,935,533
Stock options exercised                            277,245                 546,111
Fair value of stock options exercised              305,186                       -
Private placements                               5,374,952              12,408,969
Renounced flow through
share expenditures                              (1,434,096)               (585,133)
                                             -------------------------------------
End of period                                 $ 54,828,767            $ 50,305,480
                                             =====================================

      Net income or loss per share was calculated on the basis of the weighted average number of shares outstanding for the periods presented.

9.    Stock Options

      The Company has adopted a stock option plan under which the Board of Directors may from time to time grant to directors, officers, key employees and consultants of the Company, options to purchase shares of the Company's common stock. These options are intended to advance the interests of the Company by providing eligible persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company. Options granted under the share option plan have an exercise price equal to the fair market value of such shares on the date of grant. All outstanding options granted to date vest immediately and expire three years from the date of the grant of the option. Stock options outstanding and exercisable as of June 30, 2005 were as follows:

                              Options Outstanding and Exercisable
------------------------------------------------------------------------------------
                                             Weighted Average      Average Remaining
   Number            Range of Exercise        Exercise Price       Contractual Life
Outstanding          Prices Per Share           Per Share               (Years)
------------------------------------------------------------------------------------
      250,000            Cdn $0.31              Cdn $0.31                0.28
    1,213,000            Cdn $1.01              Cdn $1.01                1.41
       75,000            Cdn $5.18              Cdn $5.18                1.92
      545,000     Cdn $4.27 to Cdn $5.28        Cdn $4.93                2.82
-------------                                   -----------------------------
    2,083,000                                   Cdn $2.10                1.66
=============                                   =============================

      Outstanding options expire between October 2005 and June 2008.

      A summary of the Company's stock option transactions for the periods ended June 30, 2005 and September 30, 2004 is presented below:

                                      Nine Months Ended                   Year Ended
                                        June 30, 2005                 September 30, 2004
------------------------------------------------------------------------------------------
                                                 Weighted                         Weighted
                                                  Average                         Average
Stock Options Outstanding          Number        Exercise          Number         Exercise
  and Exercisable                of Shares         Price          of Shares        Price
------------------------------------------------------------------------------------------
Balance, beginning of period         1,940,000     $0.85            670,000       $ 0.32

Granted                                620,000      4.96          1,985,000         1.08
Exercised                             (477,000)     0.71           (715,000)        1.01
----------------------------------------------------------------------------------------

Balance, end of period               2,083,000     $2.10          1,940,000       $ 0.85
========================================================================================

Weighted-average fair value
  per share under options
  granted during the period         $     1.51                   $     0.46
========================================================================================

      The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                        Nine Months       Year Ended
                                           Ended         September 30,
                                       June 30, 2005         2004
----------------------------------------------------------------------
Risk-free interest rate                      2.84%            2.81%
Expected stock price volatility             88.19%           93.00%
Expected option life in years                1.88             3.00
Expected dividend yield                         -                -

A summary of the status of the "Value assigned to stock options" for the periods ended June 30, 2005 and September 30, 2004 is presented below:

                                                  Nine Months       Year Ended
                                                     Ended         September 30,
                                                 June 30, 2005         2004
--------------------------------------------------------------------------------
Balance, beginning of period                      $   224,718        $        -

Change in policy on stock based compensation
  expense                                             773,655                 -
Stock-based compensation expense as
  a result of stock options granted                   935,090           224,718
Value of stock options assigned to share
  capital upon exercise of stock options             (305,186)                -
-------------------------------------------------------------------------------

Balance, end of period                            $ 1,628,277        $  224,718
===============================================================================

10.   Segmented Information

      Geographic information

                                     Nine Months Ending
                             June 30, 2005               June 30, 2004
                             -----------------------------------------
Revenue
      United States            $    50,479                 $ 2,035,262
                               ---------------------------------------
                               $    50,479                 $ 2,035,262
                               =======================================

Net income (loss)
      Canada                  ($ 1,044,937)               ($   926,273)
      United States              1,072,013                  (2,156,801)
      Mongolia                      84,509                    (214,686)
                               ---------------------------------------
                               $   111,585                ($ 3,297,760)
                               =======================================

                               At June 30,            At September 30,
                                      2005                        2004
                               ---------------------------------------
Total assets
      Canada                   $19,967,921                 $13,288,701
      United States             23,281,664                  20,769,794
      Mongolia                   1,398,821                   5,329,060
                               ---------------------------------------
                               $44,648,406                 $39,387,555
                               =======================================

11.   Contingency

      In the first quarter of fiscal 2004, the Company received a demand and threat of pursuit of litigation in respect of alleged preferential payments by a former customer, in the amount of approximately $1.2 million, that were paid pursuant to certain contracts with the Company. The former customer filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in January 2002. That company subsequently sold substantially all of its assets to The Shaw Group, Inc. ("Shaw"), who was believed to have assumed the contracts in question and has subsequently performed the contracts with the Company. In May 2004 the Company received a formal Complaint in the bankruptcy proceeding seeking the recovery of approximately $1.7 million as an alleged preferential payment. The Company has answered the complaint, disputing the claim, asserting, among other defenses that there is no liability on account that the Company's contract was assumed and assigned to Shaw and as a result there is no preference liability. In December 2004, the Company sought summary judgment in its favor, which was denied by the Court. In May 2005 the Company filed a second motion for summary judgement, which has not yet been ruled on by the Court. If this matter goes to trial, the Company expects that the trial will take place later in 2005 or in 2006.